Exhibit 99.1

Uxin Reports Unaudited Third Quarter of Fiscal Year 2022 Financial Results

March 29, 2022

BEIJING, March 29, 2022 (GLOBE NEWSWIRE) -- Uxin Limited (“Uxin” or the “Company”) (Nasdaq: UXIN), a leading nationwide online used car dealer in China, today announced its unaudited financial results for the third quarter of fiscal year 2022 ended December 31, 2021.

Highlights for the Quarter Ended December 31, 2021

•	Transaction volume was 4,865 units for the three months ended December 31, 2021, an increase of 33.4% from 3,648 units in the last quarter and 110.9% from 2,307 units in the same period last year. Retail transaction volume was 1,657 units an increase of 61.3% from 1,027 units in the last quarter.

•	Total revenues were RMB506.6 million (US$79.5 million) for the three months ended December 31, 2021, an increase of 46.5% from RMB345.9 million in the last quarter and 56.9% from RMB322.9 million in the same period last year.

•	Gross margin was 4.1% for the three months ended December 31, 2021, compared with 4.2% in the last quarter and 2.9% in the same period last year.

•	Loss from continuing operations was RMB72.8 million (US$11.4 million) for the three months ended December 31, 2021, compared with a loss of RMB45.9 million in the last quarter and a loss of RMB164.3 million in the same period last year.

•	Non-GAAP adjusted loss from continuing operations was RMB68.6 million (US$10.8 million) for the three months ended December 31, 2021, compared with a loss of RMB43.2 million in the last quarter and a loss of RMB162.5 million in the same period last year.

Mr. Kun Dai, Founder, Chairman, and Chief Executive Officer of Uxin, commented, “In the third quarter of our fiscal year 2022, we once again delivered robust business performance highlighted by the strong sequential growth of our retail transaction volume. Notably, our second IRC(Inspection and Reconditioning Center) in Hefei generated rapid growth since its opening in mid-November 2021. The warm reception and initial success of our Hefei IRC enabled us to mitigate the negative impact from the performance of our Xi’an IRC as a result of the recent resurgence of COVID-19 in the area. Moreover, we further improved our vehicle sourcing strategy by actively increasing the number of cars we purchase from consumers, which now contribute to approximately 25% of our total retail inventory. We also accelerated our expansion into the NEV market by developing core NEV inspection capabilities, such as battery and motor inspections, as well as NEV after-sales services. Furthermore, we continuously improved our supply chain to minimize the timespan of our vehicle preparation process between procurement, inspection, reconditioning, and transaction.”

Mr. Dai continued, “We remain committed to providing best-in-class used cars and services to our customers and enhancing our core competitive advantages. As evidence of our improved customer experience, our Net Promoter Score continued to rise for the fifth consecutive quarter to reach a new record high of 59. This is a testament to our persistent efforts in optimizing all aspects of our operations to better fulfill customer needs from vehicle sourcing to transaction, delivery, and after-sales services. Going forward, we expect our Hefei IRC to accelerate its ramp-up in sales while our Xi’an IRC continues to recover in performance. We are confident that our expanding portfolio of high-quality cars, premium services, and impeccable customer experience will position us at the forefront of the industry.”

Mr. Feng Lin, Chief Financial Officer of Uxin, further stated, “Despite the impact that COVID-19 had on our operations in Xi’an, we sustained our growth and exceeded our previous guidance in the quarter. Our total transaction volume increased by 33.4% quarter over quarter, among which retail transaction volume increased by 61.3%. As a result, our total revenue increased by 46.5% quarter over quarter. During the quarter, we incurred expenses on preparation of the launch of the new Hefei IRC. We also invested in additional marketing for customer acquisitions in Hefei City and Anhui Province. Other than that, we continued to optimize our cost and expense structure and operate in the leanest way possible.

Mr Lin continued: “On March 25, 2022 we received US$10 million from the second closing of our financing transaction with Nio Capital and Joy Capital announced in Jun 2021, and we expect to receive the remaining US$12.5 million from the second closing in the coming months. The capital injections will be efficiently utilized to strengthen our product offerings and expand the capacity of our services to ensure that we create the best shopping experience for our customers.”

Financial Results for the Quarter Ended December 31, 2021

Total revenues were RMB506.6 million (US$79.5 million) for the three months ended December 31, 2021, representing an increase of 46.5% from RMB345.9 million in the last quarter and an increase of 56.9% from RMB322.9 million in the same period last year. The increases were driven by the growth of total transaction volume.

Retail vehicle sales revenue was RMB233.0 million (US$36.6 million) for the three months ended December 31, 2021, representing an increase of 71.0% from RMB136.3 million in the last quarter and a decrease of 23.1% from RMB302.8 million in the same period last year. For the three months ended December 31, 2021, retail transaction volume was 1,657 units, an increase of 61.3% from 1,027 units in the last quarter and a decrease of 28.2% from 2,307 units in the same period last year. The quarter-over-quarter increase in retail transaction volume was primarily driven by the Company’s second IRC launched in Hefei in mid-November 2021. The Hefei IRC further expanded the Company’s inventory capacity, which boosted the Company’s sales sequentially. However the retail units available for sale in the online platform was lower compared with the same period last year, and resulted in the year-over-year decrease in retail transaction volume.

Wholesale vehicle sales revenue was RMB265.9 million (US$41.7 million) for the three months ended December 31, 2021, representing an increase of 32.1% from RMB201.3 million in the last quarter. Wholesale vehicle sales revenue was nil in the same period last year as the wholesale business started from March 2021. For the three months ended December 31, 2021, wholesale transaction volume was 3,208 units, representing an increase of 22.4% from 2,621 units last quarter. Wholesale vehicle sales included sales of used vehicles acquired from individuals that did not meet the Company’s retail standards, and therefore, sold through wholesale channels including offline dealerships and auction platforms.

Other revenue was RMB7.7 million (US$1.2 million) for the three months ended December 31, 2021, compared with RMB8.3 million in the last quarter and RMB19.8 million in the same period last year.

Cost of revenues was RMB485.8 million (US$76.2 million) for the three months ended December 31, 2021, compared with RMB331.3 million in the last quarter and RMB313.4 million in the same period last year. The increase was in line with the growth of total transaction volume.

Gross margin was 4.1% for the three months ended December 31, 2021, compared with 4.2% in the last quarter and 2.9% in the same period last year. The year-over-year expansion of gross margin was mainly driven by the Company’s persistent efforts in optimizing our vehicle sourcing process and improving our pricing capabilities.

Total operating expenses were RMB120.0 million (US$18.8 million) for the three months ended December 31, 2021. Total operating expenses excluding the impact of share-based compensation were RMB115.7 million.

•	Sales and marketing expenses were RMB68.0 million (US$10.7 million) for the three months ended December 31, 2021, representing an increase of 54.1% from RMB44.1 million in the last quarter and a decrease of 38.0% from RMB109.7 million in the same period last year. The quarter-over-quarter increase was mainly due to an increases in employee compensation and benefits as well as expenses in marketing campaigns associated with the opening of the Company’s Hefei IRC. The year-over-year decrease was mainly due to a decrease in traffic acquisition costs and employee compensation and benefits as a result of lower headcount. Share-based compensation expenses associated with sales and marketing expenses were nil during the quarter.

•	General and administrative expenses were RMB37.0 million (US$5.8 million) for the three months ended December 31, 2021, representing an increase of 6.2% from RMB34.9 million in the last quarter and a decrease of 47.3% from RMB70.3 million in the same period last year. The year-over-year decrease was mainly due to a lower employee compensation and benefits as a result of lower headcount as well as a decrease in severance costs due to the termination of certain employment contracts. General and administrative expenses excluding the impact of share-based compensation were RMB32.8 million.

•	Research and development expenses were RMB11.3 million (US$1.8 million) for the three months ended December 31, 2021, representing an increase of 38.2% from RMB8.2 million in the last quarter and a decrease of 37.1% from RMB17.9 million in the same period last year. The quarter-over-quarter increase was mainly due to increased investments in technology and R&D personnel associated with the development of the Company’s IRC, supply chain as well as its vehicle inspection and recondition systems. The year-over-year decrease was primarily due to a decrease in employee compensation and benefits as a result of lower headcount. Share-based compensation expenses associated with research and development expenses were nil during the quarter.

•	Provision for credit losses, net was RMB3.7 million (US$0.6 million) for the three months ended December 31, 2021, mainly consisting of a slight provision of other receivables.

Loss from continuing operations was RMB72.8 million (US$11.4 million) for the three months ended December 31, 2021, compared with a loss of RMB164.3 million in the same period last year.

Non-GAAP adjusted loss from continuing operations, which excludes the impact of share-based compensation, was RMB68.6 million (US$10.8 million) for the three months ended December 31, 2021, compared with a loss of RMB162.5 million in the same period last year.

Fair value impact of the issuance of senior convertible preferred shares resulted in a gain of RMB1,364.3 million (US$214.1 million) for the three months ended December 31, 2021. The impact was mainly due to warrant liabilities and forward liabilities’ fair value change. The fair value impact was a non-cash charge.

Net income from continuing operations was RMB1,279.7 million (US$200.8 million) for the three months ended December 31, 2021, compared with net loss RMB172.9 million in the same period last year. The net income was mainly due to the aforementioned gain of fair value impact of the issuance of senior convertible preferred shares, which was a non-cash charge.

Non-GAAP adjusted net loss from continuing operations was RMB80.3 million (US$12.6 million) for the three months ended December 31, 2021, compared with RMB171.0 million in the same period last year.

Liquidity

Excluding the current liabilities that will be settled by the Company’s senior convertible preferred shares, the Company has a net current liability position of RMB193.9 million as of December 31, 2021. Besides, the COVID-19 pandemic continues to slow down the economic activity in China and the recent outbreak in Xi’an led to lock down of the city, which adversely impacted the Company’s business as one of the IRCs is located in Xi’an.

Although the pandemic in Xi’an has been under control and the Company’s used car sale business has been picking up since February 2022, it may continue to bring significant challenges and uncertainties to the market given the fact that the COVID-19 pandemic is still evolving and its full impact will still depend on the future developments. Therefore, the ultimate impact of COVID-19 pandemic on the Company cannot be precisely determined at this time.

In response to above events and conditions, the Company has taken actions to improve its liquidity and cash position. The Company has been actively communicating with NIO Capital and Joy Capital regarding the remaining second closing of US$22.5 million pursuant to their definitive share subscription agreement signed on June 14, 2021. The Company recently received a total of US$10 million in March 2022 and the remaining US$12.5 million may be received by June 2022. Pursuant to the same share subscription agreement, the Company is entitled to receive a potential aggregate investment amount of up to US$165 million by December 2022 if both investors exercise their warrants. The Company is also in active discussion with its creditors to extend the contractual liabilities to further improve liquidity. In addition, the Company continues to optimize its cost and expense structure to improve the capital efficiency of its business process.

However, the Company’s business plan includes several significant assumptions. These assumptions include the increasing demand for used cars over the next twelve months, and the ability to control costs and outgoing cash flows. In addition, the exercise of warrants is subject to uncertainties. These conditions and uncertainties cast substantial doubt on the Company’s ability to pay obligations as they become due over the next twelve months, which would impact the Company’s ability to continue as a going concern. If the Company is successful in its business plan and the warrants holders would exercise to purchase the Company’s senior convertible preferred shares, the management believes that the Company will have sufficient liquidity for at least the next twelve months of operations.

Recent Development

On March 25, 2022, the Company received and closed US$10 million out of US$50 million second closing of the financing with NIO Capital and Joy Capital (collectively the “Investors”) through the issuance of a total of 29,129,042 senior convertible preferred shares, equivalent to 9,709,680 American Depositary Shares. Pursuant to the definitive shares purchases agreements signed with the Investors on June 15, 2021, the Investors may proceed with the second closing to subscribe for senior convertible preferred shares for an aggregate amount of US$50 million within 12 months following the first closing, which took place in July 2021.The investors still retain their rights to purchase the senior convertible preferred shares for the remaining amount of US$12.5 million in the second closing. In addition, the Investors as the warrant holders in the transaction still retain the right to exercise the warrant options. The Company previously announced the first closing of US$100 million in July 2021 and US$27.5 million of US$50 million second closing in November 2021.In addition, the Company and Joy Capital has entered into a termination agreement in March 2022 to terminate the loan agreement entered into in November 2021 in its entirety, pursuant to which Joy Capital had agreed to lend the Company such amount of RMB equivalent to US$17.5 million.

Business Outlook

The Company expects its total revenues to be in the range of RMB440 million to RMB460 million for the three months ending March 31, 2022. The city-wide lockdown between late December 2021 to late January 2022 in Xi’an coupled with the traditional Spring Festival off-season directly impacted the Company’s sales volume for the three months ending March 31, 2022.

Conference Call

The Company’s management will host an earnings conference call on March 29, 2022 at 8:00 AM U.S. Eastern Time (8:00 PM Beijing/Hong Kong time on the same day).

Due to the outbreak of COVID-19, operator assisted conference calls are not available at the moment. All participants must preregister online prior to the call to receive the dial-in details.

Conference Call Preregistration

Participants can register for the conference call by navigating to http://apac.directeventreg.com/registration/event/1498207. Once preregistration has been completed, participants will receive dial-in numbers, an event passcode, and a unique registrant ID.

To join the conference, please dial the number you receive, enter the event passcode followed by your unique registrant ID, and you will be joined to the conference instantly.

A telephone replay of the call will be available after the conclusion of the conference call until April 5, 2022. The dial-in details for the replay are as follows:

U.S.:	+1 646 254 3697
International:	+61 2 8199 0299
Conference ID:	1498207

A live webcast and archive of the conference call will be available on the Investor Relations section of Uxin’s website at http://ir.xin.com.

About Uxin

Uxin Limited (Nasdaq: UXIN) is a leading nationwide online used car dealer in China. With its offerings of high-quality used cars and best-in-class purchasing services, Uxin’s mission is to enable people to buy the car of their choice online. Uxin’s one-stop online shopping mall provides consumers with a nationwide selection of value-for-money used cars, various value-added products and services as well as comprehensive aftersales services. Its online sales consultants offer professional consulting to facilitate a convenient and efficient car purchase for consumers in a timely fashion. Its comprehensive fulfillment network supports nationwide logistics and delivery as well as title transfers between different cities across China so as to fulfill these online transactions.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses certain non-GAAP measures, including adjusted loss from continuing operations and adjusted net loss from continuing operations and adjusted net loss from continuing operations per share – basic and diluted, as supplemental measures to review and assess its operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines adjusted loss from continuing operations excluding share-based compensation. The Company defines adjusted net loss from continuing operations as net loss from continuing operations excluding share-based compensation and fair value impact of the issuance of senior convertible preferred shares, including troubled debt restructuring gain. The Company defines adjusted net loss from continuing operations per share – basic and diluted as net loss from continuing operations per share excluding impact of share-based compensation and fair value impact of the issuance of senior convertible preferred shares. The Company presents the non-GAAP financial measure because it is used by the management to evaluate the operating performance and formulate business plans. Adjusted net loss from continuing operations enables management to assess the Company’s operating results without considering the impact of share-based compensation and fair value impact of the issuance of senior convertible preferred shares, which is non-cash charges. The Company also believes that the use of the non-GAAP measure facilitates investors' assessment of its operating performance as this measure excludes certain expenses that are not expected to result in cash payments.

The non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using adjusted net loss from continuing operations is that it does not reflect all items of income and expense that affect the Company’s operations. Share-based compensation and fair value impact of the issuance of senior convertible preferred shares have been and may continue to be incurred in the business and is not reflected in the presentation of adjusted net loss from continuing operations, and adjusted net loss from continuing operations per share – basic and diluted. Further, the non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of Uxin’s non-GAAP financial measures to the most comparable U.S. GAAP measure are included at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader, except for those transaction amounts that were actually settled in U.S. dollars. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.3726 to US$1.00, representing the index rate as of December 30, 2021 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Uxin’s strategic and operational plans, contain forward-looking statements. Uxin may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Uxin’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: impact of the COVID-19 pandemic, Uxin’s goal and strategies; its expansion plans and successful completion of certain financing transactions; its future business development, financial condition and results of operations; Uxin’s expectations regarding demand for, and market acceptance of, its services; its ability to provide differentiated and superior customer experience, maintain and enhance customer trust in its platform, and assess and mitigate various risks, including credit; its expectations regarding maintaining and expanding its relationships with business partners, including financing partners; trends and competition in China’s used car e-commerce industry; the laws and regulations relating to Uxin’s industry; the general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Uxin’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Uxin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media enquiries, please contact:

Uxin Limited Investor Relations

Ms. Joyce Tang

Phone: +86 10 5691-6765

Email: ir@xin.com

The Blueshirt Group

Ms. Julia Qian

Phone: +1 973-619-3227

Email: Julia@blueshirtgroup.com

Uxin Limited

Unaudited Consolidated Statements of Comprehensive Loss

(In thousands except for number of shares and per share data)

	For the three months ended December 31,			For the nine months ended December 31,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
Revenues
Retail vehicle sales	302,826	233,013	36,565	338,934	461,056	72,350
Wholesale vehicle sales	-	265,919	41,728	-	643,800	101,026
Commission revenue	136	-	-	41,939	-	-
Value-added service revenue	146	-	-	35,248	-	-
Others	19,756	7,709	1,210	45,336	25,516	4,004
Total revenues	322,864	506,641	79,503	461,457	1,130,372	177,380

Cost of revenues	(313,362)	(485,805)	(76,233)	(486,758)	(1,083,773)	(170,068)
Gross profit/ (loss)	9,502	20,836	3,270	(25,301)	46,599	7,312

Operating expenses
Sales and marketing	(109,676)	(68,023)	(10,674)	(300,952)	(154,327)	(24,217)
General and administrative	(70,265)	(37,047)	(5,813)	(213,014)	(110,277)	(17,305)
Research and development	(17,917)	(11,269)	(1,768)	(59,790)	(27,762)	(4,356)
Reversal/ (provision) for credit losses, net	9,522	(3,688)	(579)	(84,534)	3,094	486
Total operating expenses	(188,336)	(120,027)	(18,834)	(658,290)	(289,272)	(45,392)

Other operating income, net	14,531	26,359	4,136	228,327	73,231	11,492

Loss from continuing operations	(164,303)	(72,832)	(11,428)	(455,264)	(169,442)	(26,588)

Interest income	637	214	34	44,477	3,426	538
Interest expenses	(22,107)	(7,671)	(1,204)	(74,992)	(35,781)	(5,615)
Other income	9,549	869	136	14,548	4,378	687
Other expenses	(1,622)	(1,794)	(282)	(7,387)	(7,684)	(1,206)
Foreign exchange losses	(191)	(3,430)	(538)	(117)	(8,652)	(1,358)
Inducement charge	-	-	-	(121,056)	-	-
Fair value impact of the issuance of senior convertible preferred shares (i)	-	1,364,348	214,096	-	(290,601)	(45,602)
(Loss)/income from continuing operations before income tax expense	(178,037)	1,279,704	200,814	(599,791)	(504,356)	(79,144)
Income tax expense	(1)	(22)	(3)	(33)	(22)	(3)
Equity in income of affiliates	5,181	60	9	15,663	334	52
Net (loss)/income from continuing operations, net of tax	(172,857)	1,279,742	200,820	(584,161)	(504,044)	(79,095)
Less: net loss attributable to non-controlling interests shareholders	-	-	-	(7)	-	-
Net (loss)/income from continuing operations, attributable to UXIN LIMITED's ordinary shareholders	(172,857)	1,279,742	200,820	(584,154)	(504,044)	(79,095)

Discontinued operations
Net income from discontinued operations before income tax (including a net disposal gain of RMB721,211 for the nine months ended December 31, 2020)	-	-	-	295,744	-	-
Net income from discontinued operations	-	-	-	295,744	-	-
Net income from discontinued operations attributable to UXIN LIMITED's ordinary shareholders	-	-	-	295,744	-	-

Net (loss)/income	(172,857)	1,279,742	200,820	(288,417)	(504,044)	(79,095)
Less: net loss attributable to non-controlling interests shareholders	-	-	-	(7)	-	-

Net (loss)/income attributable to UXIN LIMITED's ordinary shareholders	(172,857)	1,279,742	200,820	(288,410)	(504,044)	(79,095)

Net (loss)/income	(172,857)	1,279,742	200,820	(288,417)	(504,044)	(79,095)
Foreign currency translation, net of tax nil	56,462	51,084	8,016	121,244	65,483	10,276

Total comprehensive (loss)/income	(116,395)	1,330,826	208,836	(167,173)	(438,561)	(68,819)
Less: total comprehensive loss attributable to non-controlling interests shareholders	-	-	-	(7)	-	-
Total comprehensive (loss)/income attributable to UXIN LIMITED's ordinary shareholders	(116,395)	1,330,826	208,836	(167,166)	(438,561)	(68,819)

Net (loss)/income attributable to UXIN LIMITED's ordinary shareholders	(172,857)	1,279,742	200,820	(288,410)	(504,044)	(79,095)
Weighted average shares outstanding – basic	1,109,844,781	1,188,344,202	1,188,344,202	1,066,282,251	1,161,855,136	1,161,855,136
Weighted average shares outstanding – diluted	1,109,844,781	1,497,381,204	1,497,381,204	1,294,189,745	1,391,609,921	1,391,609,921

Net (loss)/income per share for ordinary shareholders, basic
Continuing operations	(0.16)	1.08	0.17	(0.55)	(0.43)	(0.07)
Discontinued operations	-	-	-	0.28	-	-

Net (loss)/income per share for ordinary shareholders, diluted
Continuing operations	(0.16)	(0.06)	(0.01)	(0.55)	(1.94)	(0.30)
Discontinued operations	-	-	-	0.23	-	-

(i) In June 2021, we entered into share subscription agreement with NIO Capital and Joy Capital, respectively, for an aggregate investment amount of up to US$315 million for the subscription of senior convertible preferred shares. The first closing in the amount of US$100 million was completed for the issuance of 291,290,416 senior convertible preferred shares on July 12, 2021. On the same day, we also issued warrants to each of NIO Capital and Joy Capital to purchase up to 240,314,593 senior convertible preferred shares for an aggregate amount of US$165 million which was included in the aforementioned US$315 million. The second closing in the amount of US$50 million is expected to be received within the next twelve months from the first closing date subject to customary closing conditions, out of which US$27.5 million was received in November 2021 and US$10 million was received in March 2022. According to the relevant guidance, all proceeds received in the first closing was allocated to warrants. Warrants and the second closing contract are recorded as warrant liabilities and forward contract liabilities at fair value respectively with subsequent fair value change to be charged into the profit and loss. Total fair value impact during the reported quarter was RMB 1,364.3 million (US$ 214.1 million).

Uxin Limited

Unaudited Consolidated Balance Sheets

(In thousands except for number of shares and per share data)

	As of March 31,	As of December 31,
	2021	2021
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	192,605	148,893	23,365
Restricted cash	41,114	12,430	1,951
Accounts receivable, net	2,446	2,811	441
Amounts due from related parties, net of provision for credit losses of RMB6,456 as of March 31, 2021 (i)	129,383	-	-
Loan recognized as a result of payment under the guarantee, net of provision for credit losses of RMB1,182,609 and RMB342,126 as of March 31, 2021 and December 31, 2021, respectively	179,947	66,851	10,490
Other receivables, net of provision for credit losses of RMB20,980 and RMB31,081 as of March 31, 2021 and December 31, 2021, respectively	110,025	162,664	25,526
Inventory, net	69,587	436,202	68,450
Prepaid expenses and other current assets	107,836	97,163	15,247
Total current assets	832,943	927,014	145,470

Non-current assets
Property, equipment and software, net	29,306	29,747	4,668
Intangible assets, net	27	-	-
Long term investments	288,428	288,761	45,313
Other non-current assets (ii)	36,000	27,000	4,237
Right-of-use assets, net	46,829	34,508	5,415
Total non-current assets	400,590	380,016	59,633

Total assets	1,233,533	1,307,030	205,103

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Current portion of long-term borrowings	79,560	233,000	36,563
Current portion of long-term debt (iii)	-	102,649	16,108
Accounts payable	101,205	92,900	14,578
Guarantee liabilities	2,441	272	43
Other payables and other current liabilities (iv)	788,303	602,661	94,571
Deferred revenue	23,296	18,763	2,944
Amounts due to related parties (v)	69,434	-	-
Operating lease liabilities, current	11,657	18,131	2,845
Consideration payment to WeBank, current (vi)	71,309	52,536	8,244
Warrant liabilities (vii)	-	624,039	97,925
Forward contract liabilities (vii)	-	77,899	12,224
Total current liabilities	1,147,205	1,822,850	286,045

Non-current liabilities
Long-term borrowings	233,000	-	-
Convertible notes, non-current (iii)	1,614,040	-	-
Operating lease liabilities, non-current	34,365	12,520	1,965
Consideration payment to WeBank, non-current (vi)	200,778	111,292	17,464
Long-term debt (iii)	-	821,190	128,863
Total non-current liabilities	2,082,183	945,002	148,292

Total liabilities	3,229,388	2,767,852	434,337

Mezzanine equity
Senior convertible preferred shares ( US$0.0001 par value, nil and 1,000,000,000 shares authorized as of March 31, 2021 and December 31, 2021, respectively; nil and 371,395,281 shares issued and outstanding as of March 31, 2021 and December 31, 2021, respectively) (vii)	-	436,751	68,536
Total mezzanine equity	-	436,751	68,536

Shareholders’ deficit
Ordinary shares	733	781	123
Additional paid-in capital	13,695,877	14,232,672	2,233,417
Accumulated other comprehensive income	217,747	283,230	44,445
Accumulated deficit	(15,910,049)	(16,414,093)	(2,575,729)
Total Uxin’s shareholders’ deficit	(1,995,692)	(1,897,410)	(297,744)
Non-controlling interests	(163)	(163)	(26)
Total shareholders’ deficit	(1,995,855)	(1,897,573)	(297,770)

Total liabilities, mezzanine equity and shareholders’ deficit	1,233,533	1,307,030	205,103

(i) As of March 31, 2021, amounts due from related parties mainly represented the consideration receivables from 58.com due to the divestiture of B2B online used car auction business in April 2020. As of December 31, 2021, as 58.com lost its Board member of the Company in July 2021, and therefore, could not be able to execute significant influence over the Company, 58.com was no longer related party of the Company.

(ii) Other non-current assets represented our prepayment for financial solution advisory services. We entered into a long-term strategic cooperation agreement with Golden Pacer separately in April 2020, and an aggregate amount of RMB60.0 million as prepayment was made in exchange for a 5-year financial solution advisory services from Golden Pacer.

(iii) In June 2021, we entered into a supplemental agreement with affiliates of 58.com, Warburg Pincus, TPG and certain other investors who held a total of US$230.0 million convertible notes ("2024 Notes"). Pursuant to the supplemental agreement, 30% of the outstanding 2024 Notes principal amount will be converted into a total of 66,990,291 Class A ordinary shares at a price of US$1.03 per Class A ordinary share upon the first closing. On July 12, 2021, aforementioned conversion was completed and related Class A ordinary shares were issued. Remaining principal amount will be repaid by instalments by us from July 2021 to June 2024 and recorded as current portion of long-term debt and long-term debt . Besides, interest term was modified and 2024 Notes bear no interest from the original issuance date.

(iv) Pursuant to a contractual payment schedule contained in a supplemental agreement signed with one of our suppliers, in order to settle all payables due to this supplier, as long as we make payments on schedule, a total of RMB56.1 million, recorded as other payables and other current liabilities of December 31 2021, will be waived after full payment is made by us. The last payment of RMB50 million will be made on December 31, 2022, and therefore, classified as other payables and other current liabilities. Additionally, we also entered into other supplemental agreement with one supplier in June 2021. The supplemental agreement was fully settled and a total of RMB9.8 million was recorded in other operating income.

(v) Amounts due to related parties mainly represented the advertising and marketing expenses payable to 58.com as of March 31, 2021.

(vi) On July 23, 2020, we entered into a supplemental agreement with WeBank to settle our remaining guarantee liabilities associated with the historically-facilitated loans for WeBank. Pursuant to the supplemental agreement, we will pay an aggregate amount of RMB372 million to WeBank from 2020 to 2025 as guarantee settlement with a maximum annual settlement amount of no more than RMB84 million. Upon the signing of the supplemental agreement, we are also no longer subject to guarantee obligations in relation to our historically-facilitated loans for WeBank under the condition that we make the instalment payments based on the agreed-upon schedule set forth in the supplemental agreement.

On June 21, 2021, we entered into another supplemental agreement with WeBank and under this supplemental agreement a total of RMB48 million instalment payments will be waived (represents present value of RMB42.2 million) immediately upon the effectiveness of this supplemental agreement. The effectiveness of this supplemental agreement is conditioned on the closing of the first tranche of financing with NIO Capital and Joy Capital. The first tranche of financing closed on July 12, 2021 and therefore this supplemental agreement became effective on July 12, 2021, and related waived payment was recorded in other operating income during the quarter ended September 30, 2021.

(vii) In June 2021, we entered into share subscription agreement, respectively, with NIO Capital and Joy Capital for an aggregate investment amount of up to US$315 million for the subscription of senior convertible preferred shares. The first closing in the amount of US$ 100 million was completed for the issuance of 291,290,416 senior convertible preferred shares on July 12, 2021. On the same day, we also issued warrants to each of NIO Capital and Joy Capital  to purchase up to 240,314,593 senior convertible preferred shares for an aggregate amount of US$165 million which was  included in the aforementioned US$315 million. According to the relevant guidance, all proceeds received in the first closing was allocated to warrants. Warrants and the second closing contract are recorded as warrant liabilities and forward liabilities, respectively, with subsequent fair value change to be charged into the profit and loss.

The second closing in the amount of US$50 million is expected to be received within the next twelve months from the first closing date subject to customary closing conditions, out of which US$27.5 million was received in November 2021 and the corresponding fair value was transferred from forward contract liabilities to mezzanine equity on the same day.

* Share-based compensation charges from continuing operations included are as follows:

	For the three months ended December 31,			For the nine months ended December 31,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
Cost of revenues	-	-	-	2,149	-	-
Sales and marketing	(10)	-	-	5,036	-	-
General and administrative	1,826	4,282	672	(23,608)	13,166	2,066
Research and development	-	-	-	(2,091)	-	-

Uxin Limited

Unaudited Reconciliations of GAAP And Non-GAAP from Continuing Operation Results

(In thousands except for number of shares and per share data)

	For the three months ended December 31,			For the nine months ended December 31,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
Loss from continuing operations	(164,303)	(72,832)	(11,428)	(455,264)	(169,442)	(26,588)
Add: Share-based compensation expenses	1,816	4,282	672	(18,514)	13,166	2,066
- Cost of revenues	-	-	-	2,149	-	-
- Sales and marketing	(10)	-	-	5,036	-	-
- General and administrative	1,826	4,282	672	(23,608)	13,166	2,066
- Research and development	-	-	-	(2,091)	-	-

Non-GAAP adjusted loss from continuing operations	(162,487)	(68,550)	(10,756)	(473,778)	(156,276)	(24,522)

	For the three months ended December 31,			For the nine months ended December 31,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
Net (loss)/income from continuing operations	(172,857)	1,279,742	200,820	(584,161)	(504,044)	(79,095)

Add: Share-based compensation expenses	1,816	4,282	672	(18,514)	13,166	2,066
- Cost of revenues	-	-	-	2,149	-	-
- Sales and marketing	(10)	-	-	5,036	-	-
- General and administrative	1,826	4,282	672	(23,608)	13,166	2,066
- Research and development	-	-	-	(2,091)	-	-
Fair value impact of the issuance of senior convertible preferred shares	-	(1,364,348)	(214,096)	-	290,601	45,602

Non-GAAP adjusted net loss from continuing operations	(171,041)	(80,324)	(12,604)	(602,675)	(200,277)	(31,427)

Net (loss)/income from continuing operations per share – basic	(0.16)	1.08	0.17	(0.55)	(0.43)	(0.07)
Net loss from continuing operations per share – diluted	(0.16)	(0.06)	(0.01)	(0.55)	(1.94)	(0.30)
Non-GAAP adjusted net loss from continuing operations per share – basic	(0.15)	(0.07)	(0.01)	(0.57)	(0.17)	(0.03)
Non-GAAP adjusted net loss from continuing operations per share – diluted	(0.15)	(0.07)	(0.01)	(0.57)	(0.17)	(0.03)
Weighted average shares outstanding – basic	1,109,844,781	1,188,344,202	1,188,344,202	1,066,282,251	1,161,855,136	1,161,855,136
Weighted average shares outstanding – diluted	1,109,844,781	1,497,381,204	1,497,381,204	1,294,189,745	1,391,609,921	1,391,609,921

Note: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00 = RMB6.3726 as of December 30, 2021 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System.